

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2023

John R. Beaver
President and Chief Executive Officer
BIOLASE, INC
27042 Towne Centre Drive, Suite 270
Lake Forest, California 92610

> **Re: BIOLASE, INC**
> **Registration Statement on Form S-1**
> **Filed May 4, 2023**
> **File No. 333-271660**

Dear John R. Beaver:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Patrick Egan, Esq.